Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2017
Earnings
Income before income taxes	$4,502
Add/(Deduct):
Equity in net income of affiliated companies	(619)
Dividends from affiliated companies	803
Fixed charges excluding capitalized interest	2,167
Amortization of capitalized interest	19
Earnings	$6,872

Fixed Charges
Interest expense	$2,082
Interest portion of rental expense (a)	85
Capitalized interest	15
Total fixed charges	$2,182

Ratios
Ratio of earnings to fixed charges	3.1
__________
(a) One-third of all rental expense is deemed to be interest.